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                                                                    Exhibit 23.2

                         Independent Auditors' Consent



The Board of Directors
Tritel, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-49792) on Form S-8 of TeleCorp-Tritel Holding Company of our report dated February 9, 2001, except for the third and last paragraphs of Note 19 which are as of February 26, 2001, relating to the consolidated balance sheet of Tritel Inc. and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, stockholder's equity, and cash flows for the period from November 14, 2000 through December 31, 2000 (not separately included therein), which report appears in the December 31, 2000, annual report on Form 10-K of TeleCorp PCS, Inc.

                              /s/ KPMG LLP

Jackson, Mississippi
March 29, 2001